May 13, 2026

Kevin McGurn
Chief Executive Officer
Sono Group N.V.
4965 Trinidad Drive
Land O    Lakes, FL 34639

        Re: Sono Group N.V.
            Registration Statement on Form S-3
            Filed May 12, 2026
            File No. 333-295804
Dear Kevin McGurn:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing